SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )


                             Interphase Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    460593106
--------------------------------------------------------------------------------
                                 (CUSIP number)
                             Jill Kopin - Secretary
                               EQSF Advisers, Inc.
                   767 Third Avenue - New York, NY 10017-2023
--------------------------------------------------------------------------------
                                  212/888-6685
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 5, 1996
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         EQSF Advisers, Inc.
         (EIN 13-3354359)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [   ]
                                                                      (b)  [   ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         WC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           [     ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York corporation

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER

                                                 300,000

          NUMBER OF
                               -------------------------------------------------
                               -------------------------------------------------
            SHARES               8      SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
                               -------------------------------------------------
                               -------------------------------------------------
             EACH                9      SOLE DISPOSITIVE POWER
          REPORTING
            PERSON                               300,000

                               -------------------------------------------------
                               -------------------------------------------------
             WITH               10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  300,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [    ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                  6.44%

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
 14
                  IA

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Martin J. Whitman
                  (###-##-####)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

                  N/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           [     ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER

          NUMBER OF                              None   (See Item 5)
                               -------------------------------------------------
                               -------------------------------------------------
                                 8      SHARED VOTING POWER
            SHARES
                                                 None
         BENEFICIALLY

           OWNED BY
                               -------------------------------------------------
                               -------------------------------------------------
             EACH                9      SOLE DISPOSITIVE POWER

          REPORTING                              None  (See Item 5)

                               -------------------------------------------------
                               -------------------------------------------------
         PERSON WITH            10      SHARED DISPOSITIVE POWER

                                                 None

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-    (See Item 5)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [  ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  -0-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

                  IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         M.J. WHITMAN ADVISERS, INC.
         (13-3686379)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   [      ]
                                                                  (b)   [      ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                          [      ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York corporation
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

          NUMBER OF                              103,770

                               -------------------------------------------------
                               -------------------------------------------------
            SHARES                8     SHARED VOTING POWER
         BENEFICIALLY
            OWNED
                               -------------------------------------------------
                               -------------------------------------------------
             EACH                 9     SOLE DISPOSITIVE POWER
          REPORTING
            PERSON                               103,770
                               -------------------------------------------------
                               -------------------------------------------------
             WITH                 10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  103,770
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   12    CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [      ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.23%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
                  IA

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.
                  This statement relates to common stock, no par value per share ("Common Stock") of Interphase Corporation (the "Issuer"). The address of the principal executive offices of Issuer is: 13800 Senlac, Dallas, TX 75234.

ITEM 2.  IDENTITY AND BACKGROUND.
         (a), (b), (c) & (f) The name of the filers are EQSF Advisers, Inc. ("EQSF") and M.J. Whitman Advisers, Inc. ("MJWA"), each an investment adviser registered under the Investment Advisers Act of 1940, as amended and Martin J. Whitman., the Chief Executive Officer of EQSF and MJWA and controlling person of EQSF. (EQSF, MJWA and Martin J. Whitman are sometimes collectively referred to hereinafter as "Filer".) EQSF and MJWA are corporations organized under the laws of the state of New York. EQSF provides investment advisory and management services to Third Avenue Value Fund, Inc., an investment company registered under the Investment Company Act of 1940 (the "Fund"). MJWA provides investment advisory services to privately managed accounts and wrap programs. The address of the principal executive office of EQSF, MJWA and Mr. Whitman is: 767 Third Avenue, New York, New York 10017-2023.

         The name, business address, present principal occupation or employment and citizenship of each of the directors and officers of EQSF and MJWA are as follows:

MR. MARTIN J. WHITMAN
767 Third Avenue
New York, New York 10017-2023

         Mr. Whitman, a United States Citizen, is Chairman and Chief Executive Officer of MJWA and Chairman of the Board, President and Chief Executive Officer of the EQSF and holds an irrevocable proxy to vote all of the shares of EQSF. He is also:

o Chairman and Chief Executive Officer of the Fund. The principal address of the Fund is: 767 Third Avenue, New York, New York 10017-2023;
o Chairman of the Board and Chief Investment Officer of Danielson Holding Corporation ("DHC"), a financial services holding company. The principal address of DHC is: 767 Third Avenue, New York, New York 10017-2023;
o Director of National American Insurance Company of California ("NAICC"), an insurance company subsidiary of DHC. The principal address of NAICC is: 19100 Susana Road, Rancho Dominguez, California 90221;


MARTIN J. WHITMAN, CONTINUED

o Director of Danielson Trust Company ("DTC"), a trust company subsidiary of DHC. The principal address of DTC is: 525 B Street, 16th Floor, San Diego, California 92101-4492;
o Minority general partner of Carl Marks Management Company, L.P. ("CMMC"), an investment partnership. The principal address of CMMC is: 135 East 57th Street, New York, New York 10022;
o Managing Director of Whitman Heffernan Rhein & Co., Inc. ("WHR"), an investment and investment advisory firm. The principal address of WHR is: 767 Third Avenue, New York, New York 10017-2023; o Chairman and Chief Executive Officer of M.J. Whitman Holding Corp. ("MJWHC"), a holding company managing investment companies. The principal address of MJWHC is: 767 Third Avenue, New York, New York 10017-2023;

o Chairman and Chief Executive Officer of M.J. Whitman, Inc. ("MJWINC"), a registered broker/dealer. The principal address of MJWHC is: 767 Third Avenue, New York, New York 10017-2023;
o Director of each of Herman's Holdings, Inc. ("HHI"), a holding company, and Herman's Sporting Goods, Inc. ("HSG"), a retail sporting goods chain subsidiary of HHI. The principal address of HHI is: 2 Park Place, Bronxville, New York 10708. The principal address of HSG is: 2 Germak Drive, Carteret, New Jersey 07008;
o President and Chief Executive Officer of M.J. Whitman & Co., Inc. ("MJW & Co."), a private investment company which, prior to 1991, was a registered broker/dealer. The principal address of MJW & Co. is: 767 Third Avenue, New York, New York 10017-2023.
o Director of Nabors Industries, Inc. ("Nabors"), an oil drilling concern. The principal address of Nabors is 515 West Greens Road, Houston, TX 77067.


Mr. David Barse
767 Third Avenue
New York, New York 10017-2023
                  Mr. Barse, a United States Citizen, is the Executive Vice President and a Director of EQSF. He is also President, Chief Operating Officer and a Director of MJWA, MJWHC and MJWINC; Vice President and Secretary of Longstreet and MJW Marine Creek Corp., ("MJWMCC"), the general partner of a real estate investment partnership.

Mr. Michael Carney
767 Third Avenue
New York, New York 10017-2023
                  Mr. Carney, a United States Citizen, is Treasurer and Chief Financial Officer ("CFO") of EQSF, the Fund, MJWA, MJWHC, MJWINC and MJW & Co.; CFO of DHC, WHR WHRMC, WHRLP, and Treasurer of Longstreet and MJW Marine Creek Corp. Mr. Carney is also a Director of MJWA, MJWHC, MJWINC and MJW Marine Creek Corp.


Ms. Barbara Whitman
802 Mt. Vernon Avenue
Ann Arbor, MI  48103
                  Ms. Whitman is a director of EQSF and a United States citizen.

Ms. Jill Kopin
767 Third Avenue
New York, New York 10017-2023

         Ms. Kopin, Secretary of EQSF, is Secretary and Administrator of the Fund. Ms. Kopin is a United States citizen.

                  (d) Neither  any Filer nor any of the  persons  referred to in item 2 (a), (b) and (c) has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither  any Filer nor any of the  persons  referred to in item 2 (a), (b) and (c) has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) EQSF and MJWA are corporations organized under the laws of the State of New York.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  The shares of Common Stock reported herein were acquired by investment advisory accounts managed by the Filers.


ITEM 4.  PURPOSE OF TRANSACTION.
                  The shares of Common Stock reported herein have been acquired in the ordinary course of business for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
                  (a) & (b) As of the date hereof, the Fund and MJWA directly beneficially owned 403,770 shares of Common Stock of the Issuer and have sole voting and dispositive power with respect to such shares except that MJWA's authority may be terminated at any time with respect to any shares reported by it hereunder as a result of termination of its investment management services by its clients. This represents approximately 8.66% of the Common Stock of Issuer. Mr. Whitman may be deemed to have beneficial ownership of the shares of Common Stock directly beneficially owned by the Fund and MJWA by reason of his power to direct the vote and disposition of such shares. Other than Mr. Whitman as described above, the persons referred to in item 2 (a), (b) and (c) do not own any shares beneficially. Mr. Whitman disclaims beneficial ownership of all such shares.

                  (c) Set forth   on  Schedule  A  hereto  is  a  description of
all  transactions  in the Common Stock of the Issuer by Filer.

                  (d) The Fund and MJWA have the sole right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock of the Issuer.

                  (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The powers of disposition and voting of Filer are held pursuant to a written agreement with the Fund and MJWA. A copy of the Fund's Investment Advisory Contract and MJWA's Investment Advisory Agreement are filed as Exhibits hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  (1)  Joint Filing Agreement
                  (2)  EQSF Investment Advisory Contract
                  (3)  MJWA Investment Advisory Agreement

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                          February 14, 1996
                                                     ---------------------------
                                                                (Date)



                                                       /s/ MARTIN J. WHITMAN
                                                   ----------------------------
                                                   Martin J. Whitman, President

                              SCHEDULE A
                              ----------

                                      Price Per
Trade Date          Shares             Share ($)        Cost ($)
----------          ------            ----------    ---------------

  12/7/95              300              13.50           4,050
 12/14/95              300              14.00           4,200
 12/18/95            1,200              13.00          15,600
 12/19/95            1,600              13.125         21,000
 12/26/95            1,700              12.50          21,250
 12/29/95              500              12.00           6,000
  1/2/96               500              12.00           6,000
  1/3/96             1,000              12.00          12,000
  1/5/96             4,300              11.625         49,987.50
  1/10/96              200              12.00           2,400
  1/10/96            1,300              11.875         15,437.50
  1/11/96            1,900              12.00          22,800
  1/15/96            3,000              11.875         35,625
  1/16/96            2,300              11.875         27,312.50
  1/18/96              700              12.125          8,487.50
  1/19/96              100              12.125          1,212.50
  1/25/96            1,100              12.00          13,200
  1/26/96            1,900              12             22,800
  1/30/96              800              11              8,800
  2/1/96             3,000              11             33,000
  2/1/96             8,500              10.875         52,200
  2/5/96             1,800              11.75          21,150
  2/6/96             4,900              11.375         55,737.50
  2/7/96             3,200              11.25          36,000
  2/7/96               500              11.625          5,812.5
  2/7/96             3,800              11.375         43,225
  2/8/96            10,750              10.25         110,187.50


                                    Exhibit 1

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1 (f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, no par value per share, of Interphase
Corporation and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 1996. -------- ----------------



                                                     EQSF ADVISERS, INC..

                                                     By:/s/ MARTIN J. WHITMAN
                                                     ---------------------------
                                                     Martin J. Whitman
                                                     Chairman, President and
                                                     Chief Executive Officer


                                                     M.J. WHITMAN ADVISERS, INC.

                                                     By:/s/ David Barse
                                                     ---------------------------
                                                     David Barse
                                                     President


                                                     /s/ MARTIN J. WHITMAN
                                                     ---------------------------
                                                     Martin J. Whitman

                          INVESTMENT ADVISORY AGREEMENT

         INVESTMENT ADVISORY AGREEMENT (the "Agreement") made this 26th day of April 1995, by and between THIRD AVENUE VALUE FUND, INC., a Maryland corporation (the "Fund"), and EQSF ADVISERS, INC., a New York corporation (the "Adviser").

                                    RECITALS:

         The Fund and the Adviser wish to enter into an Agreement setting forth the terms and conditions under which the Adviser will perform certain investment advisory and management services for the Fund, and be compensated for such services by the Fund.

         NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the Fund and the Adviser hereby agree as follows:

1.       INVESTMENT ADVISORY SERVICES.

         1.1 During the Term of this Agreement (as such term is defined in Section 6 hereof), the Adviser shall serve as the investment adviser (within the meaning of the Investment Advisers Act of 1940, as amended) of the Fund. In such capacity, the Adviser shall render the following services and perform the following functions for and on behalf of the Fund:

                  (a) Furnish continuous advice and recommendations to the Fund with respect to the acquisition, holding or disposition of any or all of the securities or other assets which the Fund may own or contemplate acquiring from time to time;

                  (b) Cause its officers to attend meetings and furnish oral or written reports, as the Fund reasonably may request, in order to keep the Directors and appropriate officers of the Fund fully informed regarding the investment portfolio of the Fund, the investment recommendations of the Adviser, and the considerations which form the basis for such recommendations; and

                  (c) Supervise the purchase and sale of securities in accordance with the direction of the appropriate officers of the Fund.

         1.2 The services of the Adviser to the Fund are not exclusive, and nothing contained herein shall be deemed or construed to prohibit, limit, or otherwise restrict the Adviser from rendering investment or other advisory services to any third person, whether similar to those to be provided to the Fund hereunder or otherwise.

                                 -1-               Investment Advisory Agreement
                                                              EQSF Advisers Inc.

2.       COMPENSATION OF ADVISER.

         2.1 For its services hereunder, the Fund shall pay the Adviser a fee (the "Fee"), payable monthly in arrears, in an amount which shall be calculated as follows, subject to the provisions of Sections 2.2 and 5 hereof:

                  (a) 1/12 of .90% of the average daily net assets of the Fund for such month.

         2.2 Notwithstanding the provisions of Section 2.1 hereof, the amount of Fee to be paid with respect to the first and last months of this Agreement shall be pro rated based on the number of calendar days in such quarter.

3.       EXPENSES PAID BY THE ADVISER.

         3.1 Subject to the provisions of Section 3.2 hereof, the Adviser shall pay the following expenses relating to the management and operation of the Fund:

                  (a) All reasonable fees, charges, costs and expenses (collectively, "Costs") and all reasonable compensation of all officers and directors of the Fund relating to the performance of their duties to the Fund; provided, however, that the Adviser shall not pay any such amounts to any Outside Directors (for purposes of this Agreement, an "Outside Director" is any director of the Fund who is not an "Interested Person," within the meaning of
Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act")); and provided, further, that in the event that any person serving as an officer of the Fund has both executive duties attendant to such office and administrative duties to the Fund apart from such office, the Adviser shall not pay any amounts relating to the performance of such administrative duties;

                  (b) All Costs of office equipment and personnel necessary for and allocable to the performance of the obligations of the Adviser hereunder.

         3.2 Except as provided in this Section 3 and in Section 5 hereof, nothing contained in this Agreement shall be deemed or construed to impose upon the Adviser any obligation to incur, pay, or reimburse the Fund for any other Costs of or relating to the Fund.


4.       EXPENSES PAID BY THE FUND.

         4.1 Except as provided in Section 3 and Section 5 hereof, the Fund hereby assumes and shall pay all fees, costs and expenses incurred by, or on behalf, or for the benefit of the Fund, including without limitation:

                  (a)      All Costs of any custodian or depository;

                  (b) All Costs for bookkeeping, accounting and auditors' services;

                                 -2-               Investment Advisory Agreement
                                                              EQSF Advisers Inc.

                  (c) All Costs of leased office space of or allocable to the Fund within the offices of the Adviser or in such other place as may be mutually agreed upon between the parties from time to time; and

                  (d) All Costs of any transfer agent and registrar of shares of the Fund ("Shares");

                  (e) All Costs incurred by any Outside Director of the Fund in connection with the performance of his duties relating to the affairs of the Fund in such capacity as an Outside Director of the Fund, and Costs relating to the performance by any officer of the Fund, performing administrative duties on behalf of the Fund apart from such office, all in accordance with Section 3.1(a) hereof;

                  (f) All brokers' commissions and other Costs incurred in connection with the execution of Fund portfolio transactions;

                  (g) All taxes and other Costs payable by or on behalf of the Fund to federal, state or other governmental agencies;

                  (h) All Costs of printing, recording and transferring certificates representing Shares;

                  (i) All Costs in connection with the registration of the Fund and the Shares with the Securities and Exchange Commission ("SEC"), and the continuous maintenance of the effectiveness of such registrations, and the registration and qualification of shares of the Fund under state or other securities laws, including, without limitation, the preparation and printing of registration statements, prospectuses and statements of additional information for filing with the SEC and other authorities;

                  (j) All Costs of preparing, printing and mailing prospectuses, statements of additional information and reports to holders of Shares;

                  (k) All Costs of shareholders' and Directors' meetings and of preparing, printing and mailing all information and documents, including without limitation all notices, financial reports and proxy materials, to holders of Shares;

                  (l) All Costs of legal counsel for the Fund and for Directors of the Fund in connection with the rendering of legal advice to or on behalf of the Fund, including, without limitation, legal services rendered in connection with the Fund's existence, corporate and financial structure and relations with its shareholders, registrations and qualifications of securities under federal, state and other laws, issues of securities, expenses which the Fund has herein assumed whether customary or not, and extraordinary matters, including, without limitation, any litigation involving the Fund, Directors, or officers of the Fund relating to the affairs of the Fund, employees or agents of the Fund; and

                  (m) All Costs of filing annual and other reports with the SEC and other regulatory authorities. In the event that the Adviser provides any of the foregoing services or pays any of these expenses, the Fund promptly shall reimburse the Adviser therefor.


                                 -3-               Investment Advisory Agreement
                                                              EQSF Advisers Inc.

5.       LIMITATIONS ON EXPENSES OF THE FUND.

         5.1 The Adviser shall reimburse the Fund for all amounts paid by the Fund in excess of the level of expenses which the Fund is permitted to bear under the most restrictive expense limitation imposed (and not waived) on the Fund by any state in which shares of the Fund are then qualified for sale (the "Expense Limitation") with respect to a fiscal year promptly after the end of such fiscal year; provided, however, that the Fund shall provide such documentation with respect thereto as the Adviser reasonably may request.

         5.2 (a) For purposes of Section 5.1 hereof, the "Expense Limitation" shall mean and include, with respect to any fiscal year, the total cost to the Fund for normal operating expenses of the Fund including, without limitation, the investment advisory fee and the fee for administrative services, the Costs of leased office space, the Costs of the Fund's custodian, transfer agent, registrar, auditors and legal counsel, printing expenses, regulatory compliance expenses incurred in connection with the sale of shares of the Fund and any Costs paid by the Fund to the Directors of the Fund who are not Interested Persons, but excluding all interest and all federal, state and local taxes (including without limitation, stamp, excise, income, franchise and similar taxes), less the amount of any redemption fees charged upon the redemption of shares of the Fund,

                  (b) For purposes of determining the amount of the Expense Limitation, all expenses of the Fund shall be calculated and accrued monthly, subject to the provisions of subsections (i) through (iv) below.

                           (i)      In the event that the accrued  expenses of
the Fund in any month exceed the pro rata portion of the Expense Limitation for such month based upon the average daily net assets from the beginning of the fiscal year through the end of the month for which the calculation is being made (such pro rata portion being referred to herein as the "Monthly Limit"), then an amount equal to such month's excess shall be withheld from the Fee paid with respect to such month.

                           (ii)     Notwithstanding the provisions of subsection
(i) above, in the event that the accrued expenses of the Fund in any month exceed the Monthly Limit by more than the amount of the Fee which otherwise would be paid with respect to such month, then the Adviser promptly shall pay the Fund an amount equal to the amount by which such expenses exceed such Fee.

                           (iii)    For as long as there  remains  any unpaid
Fee amounts outstanding which have been withheld pursuant to subsections (i) and
(ii) above, then, at the end of each month in which the accrued expenses of the Fund are less than the Monthly Limit, the Fund shall make payments to the Adviser in respect of the Fee amounts withheld, in each instance up to the applicable Monthly Limit.

                           (iv)     In the event and to the extent applicable,
the Adviser and the Fund shall make all adjusting payments to the other in respect of their respective payment obligations hereunder as soon as reasonably practicable after the end of the relevant fiscal year.


                                 -4-               Investment Advisory Agreement
                                                              EQSF Advisers Inc.

6.       TERM; TERMINATION.

         6.1 This Agreement shall continue in effect, unless sooner terminated in accordance with the provisions of Section 6.2 hereof, for a period of two years beginning the date hereof, and shall continue in effect from year to year thereafter (collectively, the "Term"); provided, however, that any such continuation shall be expressly approved at least annually either by the Board of Directors of the Fund, including a majority of the directors who are not parties hereto or Interested Persons of any such party, cast at a meeting called for the purpose of voting on such renewal, or the affirmative vote of a majority of the Outstanding Voting Securities (as such term is defined in Section 2(a)(42) of the 1940 Act) of the Fund.

                  (a) Any continuation of this Agreement pursuant to Section 6.1 hereof shall be deemed to be specifically approved if such approval occurs:

                           (i)      with respect to the first continuation
hereof, during the 60 days prior to and including the earlier of (A) the date specified herein for the termination of this Agreement in the absence of such approval, or (B) the second anniversary of the execution of this Agreement; and

                           (ii)     with respect to any subsequent  continuation
hereof, during the 60 days prior to and including the first anniversary of the date upon which the most recent previous annual continuance of this Agreement became effective; or

                           (iii)    at such other date or time  provided in or
permitted by Rule 15a-2 of the 1940 Act.

         6.2 This Agreement may be terminated at any time, without penalty, as follows:

                  (a) By a majority of the directors of the Fund who are not parties hereto or Interested Persons of any such party, or by the affirmative vote of a majority of the Outstanding Voting Securities of the Fund, upon at least 60 days' prior written notice to the Adviser at its principal place of business; and

                  (b) By the Adviser, upon at least 60 days' written notice to the Fund at its principal place of business.


7. RETENTION OF CONTROL BY FUND. The Fund acknowledges that the investment advice and recommendations to be provided by the Adviser hereunder are advisory in nature only. The Fund further acknowledges that, at all times during the Term hereof, the Fund (and not the Adviser) shall retain full control over the investment policies of the Fund. Nothing contained herein shall be deemed or construed to limit, prohibit or restrict the right or ability of the directors of the Fund to delegate to the appropriate officers of the Fund, or to a committee of directors of the Fund, the power to authorize purchases, sales or other actions affecting the portfolio of the Fund between meetings of the Board of Directors of the Fund; provided, however, that all such purchases, sales or


                                 -5-               Investment Advisory Agreement
                                                              EQSF Advisers Inc.

other actions so taken during such time shall be consistent with the investment policy of the Fund and shall be reported to the Board of Directors of the Fund at its next regularly scheduled meeting.


8.       BROKERS AND BROKERAGE COMMISSIONS.

         8.1 For purposes of this Agreement, brokerage commissions paid by the Fund upon the purchase or sale of the Fund's portfolio securities shall be considered a cost of securities of the Fund and shall be paid by the Fund in accordance with Section 4.1(e) hereof.

         8.2 The Adviser shall place Fund portfolio transactions with brokers and dealers who render satisfactory service in the execution of orders at the most favorable prices and at reasonable commission rates; provided, however, that the Adviser may pay a broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another broker or dealer would have charged for effecting such transaction, if the Adviser determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, in terms of either that particular transaction or the overall responsibilities of the Adviser.

         8.3 In placing portfolio business with broker-dealers for or on behalf of the Fund, the Adviser shall seek the best execution of each such transaction, and all such brokerage placements shall be consistent with the Rules of Fair Practice of the National Association of Securities Dealers, Inc. Notwithstanding the foregoing, the Fund shall retain the right to direct the placement of all portfolio transactions for or on behalf of the Fund, and, in furtherance thereof, the Fund may establish policies or guidelines to be followed by the Adviser in its placement of Fund portfolio transactions pursuant to the foregoing provisions. The Adviser shall report to the Board of Directors of the Fund at least on a quarterly basis regarding the placement of Fund portfolio transactions.

         8.4 The Adviser shall not deal with any affiliate in any transaction hereunder in which such affiliate acts as a principal, nor shall the Adviser, in rendering services to the Fund hereunder, execute any negotiated trade with any affiliate if execution thereof involves such affiliate's acting as a principal with respect to any part of an order for or on behalf of the Fund.

9. PURCHASES BY AFFILIATES. Neither the Adviser nor any officer or director thereof shall take a short position in Shares of the Fund. Any direct purchase of Shares of the Fund by any officer or director of the Fund (or by any deferred benefit plan established for the benefit of such officer or director) shall be made for investment purposes at the current price for such Shares available to the public.

10. ASSIGNMENT. This Agreement may not be assigned by either party hereto. This Agreement shall terminate automatically in the event of any assignment (as such term is defined in Section 2(a)(4) of the 1940 Act). Any attempted assignment of this Agreement shall be of no force and effect.


                                 -6-               Investment Advisory Agreement
                                                              EQSF Advisers Inc.

11. AMENDMENTS. This Agreement may be amended in writing signed by both parties hereto; provided, however, that no such amendment shall be effective unless approved by a majority of the directors of the Fund who are not parties hereto or Interested Persons of any such party cast at a meeting called for the purpose of voting on such amendment and by the affirmative vote of a majority of the outstanding Voting Securities of the Fund.

12. GOVERNING LAW. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York, without reference to the conflict of laws provisions thereof. In the event of any inconsistency between this Agreement and the 1940 Act, the 1940 Act shall govern, and the inconsistent provisions of this Agreement shall be construed so as to eliminate such inconsistency.


         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                            The Fund:

                                            THIRD AVENUE VALUE FUND, INC.



                                            By:   /s/ MICHAEL CARNEY
                                                  ---------------------------
                                                  Michael Carney
                                                  Chief Financial Officer and
                                                  Treasurer


                                            The Adviser:

                                            EQSF ADVISERS, INC.



                                            By:   /s/ MARTIN J. WHITMAN
                                                  ----------------------------
                                                  Martin J. Whitman, President




                                 -7-               Investment Advisory Agreement
                                                              EQSF Advisers Inc.

                          INVESTMENT ADVISORY AGREEMENT

     This Investment Advisory Agreement (together with Client Profile and Investment Objective Questionnaire attached hereto and made a part hereof, the "Agreement"), dated as of ____________ is by and between M.J. Whitman Advisers, Inc. (the "Adviser"), a registered investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), and __________________ (the "Client"), and relates to Adviser account number ___________________(the "Account").

     1. Adviser Authority. The Adviser shall have complete and sole investment discretion and authority to manage the Account to the fullest extent permitted by law, including the purchase and sale of any securities, futures or other financial instruments, the borrowing and lending of such securities and instruments and any other transactions therein and, unless specifically directed otherwise in writing by the Client, the exercise of any voting or consent rights pertaining to any assets held in the Account; provided, however, that transactions in the Account shall be made in accordance with the written investment guidelines attached hereto as Client Profile and Investment Objective Questionnaire as they may be amended from time to time by the Client by written notice to the Adviser.

     2. Client Authority. If the Client is not a natural person, the Client represents and confirms that the Adviser's engagement, pursuant to this Agreement, is authorized by the governing documents relating to the Client and that the terms of this Agreement do not violate any obligations by which the Client is bound. The Client agrees to deliver to the Adviser all account forms and corporate resolutions or similar documentation evidencing the undersigned's authority to execute and deliver this Agreement. The Client also agrees to deliver such organizational documents and other documents, including the written statement of the Client's investment objectives, policies and restrictions as the Adviser shall reasonably require. The Client further agrees to promptly deliver all amendments or supplements to the foregoing documents, and agrees that the Adviser will not be liable for any losses, costs or claims suffered or arising out of the Client's failure to provide the Adviser with any documents required to be furnished hereunder. The Client warrants and represents that it owns all property deposited in the Account and that no restrictions on disposition exist as to any such property.

     3. Expenses. All expenses related to the Account including, but not limited to, any costs of safekeeping, transport and acquisition and disposition, such as brokerage and other execution costs, custody fees (if applicable), and margin costs, shall be paid by the Client.

     4. Fees. In consideration of the Adviser's services hereunder, the Client will pay the Adviser a Fee quarterly in advance on the basis of the net asset value of the Account at the end of the prior quarter. If the management of the Account commences at any time other than the beginning of a calendar quarter, the first quarterly fee shall be prorated based on the initial Account value and the portion of such calendar quarter during which this Agreement was in force. The first quarterly fee shall be due upon execution of this Agreement. The Client authorizes the custodian to deduct all applicable fees from Client's portfolio unless otherwise indicated in Investment Objective Questionnaire. Fees will be clearly noted on Client's statement. The Fee will be equal to ______% per annum of the Account's average net asset value with additions and withdrawals treated as being made on the first day of the month in which made. The net asset value of the Account shall be determined by the Adviser in good faith as of 4:00 p.m. New York time on the last business day of each month. For purposes of determining value, securities and other instruments traded on a market for which actual transaction prices are publicly reported shall be valued at the last reported sale on the principal market in which they are traded (or, if there shall be no sales on such date, then at the mean between the closing bid and asked prices on such date), other readily marketable securities and other instruments shall be priced using a pricing service or through quotations from one or more dealers, and all other assets shall be valued at fair value by the Adviser whose determination shall be conclusive. The Adviser may modify the terms in this Section prospectively on at least 30 days prior written notice. All pre-paid unearned fees will be refunded on a pro rata basis upon termination of the contract by the Client.

     5. Additions to and Withdrawals from the Account. Client may request periodic withdrawals at the time Account is opened. Client may make additions to Account at any time. Client may withdraw assets on five days notice to the Adviser. If Client withdrawal request necessitates securities liquidation, it is understood that proceeds will not be available until two days following settlement of the liquidating trades.

     6. Broker and Dealer Selection. Except to the extent the Client directs otherwise, the Adviser will use its discretion in selecting the broker, dealer or other counterparty to be used to execute each transaction for the Account. In selecting a broker or dealer the Adviser will comply with its fiduciary duty to obtain best execution and, to the extent it receives brokerage and research services, with the provisions of Section 28(e) of the Securities Exchange Act of 1934 and will take into account such relevant factors as (A) price, (B) the broker's or dealer's facilities, reliability and financial responsibility, (C) the ability of the broker or dealer to effect transactions, particularly with regard to such aspects as timing, order size, and execution of orders, (D) the research and related brokerage services provided by such broker or dealer to the Adviser, notwithstanding that the Account may not be the direct or exclusive beneficiary of such services and (E) any other factors the Adviser considers to be relevant. Pursuant to such factors, the Adviser may utilize one or more of its affiliates as broker for transactions for the Account.

     7. Agency Cross Transactions. From time to time, the Adviser or brokers or dealers affiliated with it may find themselves in a position to buy for certain of their brokerage clients securities which the Adviser's investment advisory clients wish to sell, and to sell for certain of their brokerage clients securities which advisory clients wish to buy. Where one of the parties is an advisory client, the Adviser or the affiliated broker or dealer cannot participate in this type of transaction (known as a cross transaction) on behalf of an advisory client and retain commissions from both parties to the transaction without the advisory client's consent. This is because in a situation where the Adviser is making the investment decision (as opposed to a brokerage client who makes his own investment decisions), and the Adviser or an affiliate is receiving commissions from one or both sides of the transaction, there is a potential conflicting division of loyalties and responsibilities on the Adviser's part regarding the advisory client. The Securities and Exchange Commission has adopted a rule under the Advisers Act which permits the Adviser or its affiliates to participate on behalf of the Account in agency cross transactions if the Client has given written consent in advance. By execution of this Agreement, the Client authorizes the Adviser or its affiliates to participate in agency cross transactions involving the Account. The Client may revoke its consent at any time by written notice to the Adviser.

     8. Aggregation. The Adviser is authorized in its discretion to aggregate purchases and sales and other transactions made for the Account with purchases and sales and other transactions in the same or similar securities or instruments of the same issuer or counterparty for other clients of the Adviser or with affiliates of the Adviser. When transactions are so aggregated, the actual prices applicable to the aggregated transactions will be averaged, and the Account will be deemed to have purchased or sold its proportionate share of the instruments involved at the average price so obtained. Stock exchange regulations may in certain instances prevent the executing broker/dealer from delivering to the Account a confirmation slip with respect to its participation in the aggregated transactions and, in such event, the Adviser will advise the Client in writing of any purchase or disposition of instruments for the Account with respect to any such aggregated transaction.

     9. Confirmation of Trades. The Client and the Adviser will direct that confirmations of any transactions effected for the Account will be sent in conformity with applicable law to the Client with a copy to the Adviser. In addition, Client will be provided with quarterly performance reports of assets under management.

     10. Indemnity and Liability. The Client will indemnify and hold the Adviser and its officers, directors, agents, controlling persons and employees harmless from and against all losses, claims, liabilities and expenses of any kind
(including reasonable attorneys' fees and expenses) and amounts paid in satisfaction of judgments, in compromise or as fines or penalties (a "Loss") resulting from any inaccuracy of any representation made by the Client herein (including any supplement hereto) or arising out of or with respect to actions taken by the Adviser pursuant to this Agreement other than with respect to any Loss resulting from the willful misfeasance, gross negligence, reckless disregard of duty or bad faith of the Adviser. However, the foregoing provision shall not constitute a waiver of any rights that are not waivable by the Client. The Adviser shall have no liability to any person for the acts or omissions of any third party. The Client agrees that any indemnity or release of liability provided hereunder shall survive termination of this Agreement. The Client acknowledges that it understands that no particular rate of return on the assets in the Account has been promised or indicated by the Adviser.

     11. Custody of Assets. The Adviser has arranged for Bear,Stearns to act as custodian. The Client shall have the right to select another custodian and in such event, the Client shall be responsible for all fees and expenses of such other custodian. The Client agrees that, in the event that the Client has selected a custodian or other manner of safekeeping for the assets in the Account, the Adviser shall have no liability to the Client or any other person for any loss or other harm to any property in the Account, whether held in the custody of a custodian or any other person, including any harm to any property in the Account held in the custody of a custodian resulting from the insolvency of the custodian or any acts of the agents or employees of the custodian and whether or not the full amount of such loss is covered by the Securities Investor Protection Corporation ("SIPC") or any other insurance which may be carried by the custodian. The Client understands that SIPC provides only limited protection for the loss of property held by a broker dealer.

     12. Conflict of Interest. The Client agrees that the Adviser may refrain from rendering any advice or services concerning securities of companies of which any of the Adviser's, or affiliates of the Adviser's officers, directors, or employees are directors or officers, or companies in which the Adviser or any of the Adviser's affiliates or the officers, directors and employees of any of them has any substantial economic interest, unless the Adviser either determines in good faith that it may appropriately do so without disclosing such conflict to the Client or discloses such conflict to the Client prior to rendering such advice or services with respect to the Account.

     13. Non-Exclusive Advisory Services. It is understood that the Adviser performs investment advisory services for various clients including investment companies. The Client agrees that the Adviser may give advice and take action with respect to any of its other clients which may differ from advice given, or the timing or nature of action taken, with respect to the Account, so long as it is the Adviser's policy, to the extent practical, to allocate investment opportunities to the Account over a period of time on a fair and equitable basis relative to other clients. Nothing in this Agreement shall limit or restrict the Adviser or any of its directors, officers, affiliates or employees from buying, selling or trading in any securities or other assets for its or their own account or accounts, and the Client acknowledges that the Adviser, its directors, officers, affiliates and employees, and other clients of the Adviser, may at any time acquire, increase, decrease or dispose of positions in investments which are at the same time being acquired, held or disposed of for the Account. The Adviser will not have any obligation to initiate the purchase or sale, or to recommend for purchase or sale, for the Account any security or other asset which the Adviser, its directors, officers, affiliates or employees may purchase, hold or sell for its or their own accounts or for the accounts of any other clients of the Adviser.

     14. Reliance on Information. The Client understands that the Adviser, in the performance of its obligations and duties under this Agreement, is entitled to rely upon the accuracy of information furnished by the Client or on its behalf, without further investigation.

     15. Termination and Cancellation. This Agreement will terminate automatically if it is assigned (as such term is defined in the Advisers Act and the rules thereunder) by the Adviser without the consent of the Client. This Agreement may be terminated at any time by either party by written notice to the other party, such termination to be effective 30 days after receipt of such notice.

     16. Governing Law; Disputes. To the extent Federal law does not apply to this Agreement, it shall be construed in accordance with the laws of the State of New York for contracts to be performed entirely therein and without regard to the choice of law principles thereof.

     17. Receipt of ADV. The Client acknowledges receipt at least 48 hours prior to its execution of this Agreement and of Part II of the Adviser's current Form ADV as filed by the Adviser with the Securities and Exchange Commission. The Adviser will offer in writing at least annually to provide the Client with a copy of Part II of its then current Form ADV.

     18. Notices. All notices required or permitted to be sent under this Agreement shall be sent, if to the Adviser:

                         M.J. Whitman Advisers, Inc.
                         767 Third Avenue, 5th Floor
                         New York, New York 10017
                         Attention: John Michels, Director of Compliance or if to the Client:
                         _______________________________________________
                         _______________________________________________
                         _______________________________________________
                         _______________________________________________

or such other name or address as may be given in writing to the other party. All notices hereunder shall be sufficient if delivered by facsimile, overnight mail or by hand. Any notice shall be deemed to be given only upon actual receipt.


IN WITNESS WHEREOF, the undersigned, being duly authorized, has hereunto signed this Agreement as of the date first above written.

                               M.J. WHITMAN ADVISERS, INC.

                               By:  _______________________________________
                                    Name: David Barse
                                    Title:    President

CLIENT: ____________________________________________________________________

By: __________________________                           ___________________
    Name:                                                Telephone Number
    Title:                                               ___________________
                                                         Soc. Sec./Tax ID#

                          SUPPLEMENT FOR ERISA CLIENTS

                   Supplement to Investment Advisory Agreement
                    dated as of ____________ by and between
                   M.J. Whitman Advisers, Inc. (the "Adviser")
                       and________________ (the "Client").

By execution of this Supplement, the Client represents and confirms that:

          a. The Account consists of assets of an employee benefit plan ("Plan") covered by Part 4 of title 1 of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.


          b. The Adviser has been duly appointed, pursuant to section 402(c)(3) of ERISA, to manage the assets of the Plan which from time to time are contained in the Account.

          c. The Client will deliver to the Adviser in writing, all the information, documents and instruments which the Adviser may require or reasonably request in order to perform its duties hereunder without either violating or causing any violation of the Adviser's fiduciary duties under ERISA or violating or causing any violation under any provision of ERISA. Such information, documents and instruments shall include, but shall not be limited to the following:

               (1) A n instrument or appointment of the Adviser as investment adviser by a named fiduciary (as defined in ERISA) of the Client;

               (2) All documents and instruments supplementing, amending or otherwise affecting the Plan, the trust fund, the management of the Plan or the management of the Account;

               (3) A statement of the investment objectives of the Account;

               (4) A statement of the Client's current income requirements and if such requirements are from income generated by the Account, an estimate of the amount needed each year;

               (5) A statement of the percentage of the assets of the Plan represented by the Account, and if less than all of the assets of the Plan, then a statement as to the effect of assets not part of the Account on diversification and other requirements of ERISA as applied to the management of the Account; and

               (6) A list of all parties in interest as defined under Section 3(14) of ERISA.

     Items (2) through (6) shall be updated by the Client in writing whenever material changes occur in connection therewith, and in any event shall be updated by the Client at least once a year on the anniversary date of the execution of this Supplement, each such updates to be provided to the Adviser.

     d. In order for brokers or dealers affiliated with the Adviser to effect transactions for the Account and retain compensation therefore, it is necessary that the Adviser secure from the Client certain additional authorizations under ERISA and Section 11(a) of the Securities Exchange Act of 1934.

     ERISA would prohibit the Adviser's affiliates from being broker to the Account unless the Client authorizes the affiliate to act as broker in accordance with the terms of a Department of Labor regulation. The Client's execution hereof will authorize the Adviser's affiliates to execute securities transactions for the Account on an exchange of which its affiliates are members or elsewhere, to perform or cause to be performed clearance, settlement, custodial and other functions incidental to such transactions and to retain a portion of the commissions paid by the Account for effecting such transactions.

     Under the Department of Labor regulation, the Adviser is required to furnish the Client with information reasonably available to the Adviser which the Adviser reasonably believes to be necessary for the Client to determine whether to authorize the Adviser or any of its affiliates to act as broker. The Adviser is also required to furnish the Client with any reasonably available information that the Client may reasonably request for such purpose. The Client acknowledges it has received such information.

     Under Section 11(a) and the Department of Labor regulations, the Adviser's affiliate may not retain brokerage compensation which the Account pays for effecting transactions unless the Account has written authorization to do so signed by all people authorized to transact business for the Account. ERISA requires that this agreement be signed by a plan fiduciary who is independent of the Adviser. The Client authorizes such compensation.

     The Adviser will, on behalf of the Account, vote proxies solicited by or with respect to the issuers of securities in which the assets of the Account may be invested, unless the right to vote such proxies has been explicitly reserved in the plan document or the related trust to another fiduciary.

     By execution of this Supplement, the Adviser represents and confirms that it is registered as an investment advisor under the Advisers Act and acknowledges that within the scope of its appointment under this Agreement and to the extent of its discretionary authority thereunder it is a fiduciary with respect to the Plan within the meaning of Section 3(21) of ERISA and of Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code").

     The other signatory hereby acknowledges that it is a fiduciary with respect to the Account and is authorized to enter into this Agreement on behalf of the Account, and grants all the authorizations and consents noted above.

                                  M.J. WHITMAN ADVISERS, INC.

                                  By: _______________________________
                                         Name: David Barse
                                         Title:    President

CLIENT: ________________________

By: ____________________________
    Name:
    Title:

                                     RIDER A
                            ERISA AUTHORIZATION FORM

     Reference is made to the Investment Advisory Agreement, dated as of ___________ (the "Agreement") between M.J. Whitman Advisers, Inc. (the "Adviser") and ___________ (the "Client"). The undersigned is a fiduciary of the Client who is independent of the Adviser. The undersigned specifically authorizes the Adviser to effect or execute transactions through affiliates of the Adviser ("affiliate executed transactions") in accordance with the conditions of Department of Labor Prohibited Transaction Exemption 86-128.

     This Authorization is terminable at will and without penalty to the Client upon the Adviser's receipt of written notice of such termination. Any failure by the Client to terminate this Authorization will result in the continuation of this Authorization. The Adviser will provide to the Client at least annually a form with which the Client may elect to terminate this Authorization.

          1. If the Adviser engages in affiliate transactions it will furnish the undersigned either:

               a.  confirmation  slips  for  each  transaction   containing  the
          information described in Rule 10 b-10 of the Securities Exchange Act of 1934, as amended (the "Exchange Act");or

               b. on at least a quarterly basis, a report disclosing (i) compilations of the information required by Rule 10 b-10 of the Exchange Act with respect to that period, plus (ii) the total charges relating to affiliate executed transactions during that period, along with the amount of such charges retained by the Adviser and/or paid to other persons for execution and other services during that period.

          2. In addition to the information to be provided in accordance with paragraph 1 above, the Adviser will provide to the undersigned at lease annually: the information described in sections (i) and (ii) of paragraph 1
     (b) above, a description of the Adviser's placement practices (if such practices have materially changed during the period covered by the summary) and a portfolio turnover ratio for the period covered by the summary.

If the Adviser engages in any transactions in which the Adviser or its affiliates acts as agent for both the seller and buyer (as disclosed in Section 7 of the Agreement), the summary described in paragraph 2 above will include a statement identifying the total number of such transactions and the total commissions and remuneration received or to be received by the Adviser in relation thereto.

                                    CLIENT:____________________

                                    Dated:_____________________
                                    By:
                                        Name: _____________________
                                        Title _____________________